(FPA FUNDS TRUST LETTERHEAD)

11400 WEST OLYMPIC BOULEVARD,SUITE 1200,LOS ANGELES, CALIFORNIA 90064

WRITER’S DIRECT DIAL: (310) 996-5458

VIA EDGAR

December 1, 2011

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:	FPA Funds Trust’s FPA International Value Fund (“Fund”)
1933 Act File No. 33-79858
1940 Act File No. 811-8544
Request for Acceleration of Effective Date

Dear Commissioners:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of Post-Effective Amendment No. 61 to the Fund’s Registration Statement on Form N-1A (Accession No. 0001104659-11-055678)(“Amendment”) to December 1, 2011.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on October 11, 2011 pursuant to Rule 485(a)(2).  We received comments from Ms. Mary Cole with the SEC on November 21, 2011, and responded in writing via EDGAR on November 22, 2011.

This letter confirms that the Fund is aware of its obligations under the Securities Act of 1933.

Sincerely,

FPA Funds Trust

By:	/s/ J. Richard Atwood
J. Richard Atwood
Treasurer